Exhibit 12.1
BROADVIEW NETWORKS HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2015	2014	2013	2012	2011

Earnings:
Loss from operations before provision for income taxes	$(7,163)	$(7,895)	$(7,217)	$(34,049)	$(10,857)
Interest charges	16,485	16,790	17,196	35,200	38,302
Interest factor in operating rents (1)	2,529	2,651	2,662	2,698	3,413

Total income	11,851	11,546	12,641	3,849	30,858

Fixed charges:
Interest charges	16,485	16,790	17,196	35,200	38,302
Interest factor in operating rents (1)	2,529	2,651	2,662	2,698	3,413

Total fixed charges	19,014	19,441	19,858	37,898	41,715

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency	$(7,163)	$(7,895)	$(7,217)	$(34,049)	$(10,857)

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.